UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                       Span-America Medical Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   846 396 109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               James G. Lane, Jr.
                             Chief Executive Officer
                             2155 West Croft Circle
                              Spartanburg, SC 29302
                                  864-585-3605
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 24, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  846 396 109                                           PAGE  2  OF  11


1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Synalloy Corporation          570426694
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

       WC
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.   SOLE VOTING POWER

          92,733
     ---------------------------------------------------------------------------
     8.   SHARED VOTING POWER

          0
     ---------------------------------------------------------------------------
     9.   SOLE DISPOSITIVE POWER

          92,733
     ---------------------------------------------------------------------------
     10.  SHARED DISPOSITIVE POWER

          0
     ---------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     92,733
--------------------------------------------------------------------------------
12.  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES (See
     Instructions )                                                     [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.70%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.  846 396 109                                          PAGE  3  OF   11

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Metchem, Inc.                51-0373317
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)                                                            [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.   SOLE VOTING POWER

          92,733
     ---------------------------------------------------------------------------
     8.   SHARED VOTING POWER

          0
     ---------------------------------------------------------------------------
     9.   SOLE DISPOSITIVE POWER

          92,733
     ---------------------------------------------------------------------------
     10.  SHARED DISPOSITIVE POWER

          0
     ---------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     92,733
--------------------------------------------------------------------------------

12.  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES (See
     Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.70%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 846 396 109                                           PAGE  4  OF   11

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     James G. Lane, Jr.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)                                                            [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.   SOLE VOTING POWER

          18,000
     ---------------------------------------------------------------------------
     8.   SHARED VOTING POWER

          92,733
     ---------------------------------------------------------------------------
     9.   SOLE DISPOSITIVE POWER

          18,000
     ---------------------------------------------------------------------------
     10.  SHARED DISPOSITIVE POWER

          92,733
     ---------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     110,733
--------------------------------------------------------------------------------
12.  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES (See
     Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.42%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.  846 396 109                                          PAGE  5  OF   11

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Carroll D. Vinson
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)                                                            [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.   SOLE VOTING POWER

          45,600
     ---------------------------------------------------------------------------
     8.   SHARED VOTING POWER

          92,733
     ---------------------------------------------------------------------------
     9.   SOLE DISPOSITIVE POWER

          45,600
     ---------------------------------------------------------------------------
     10.  SHARED DISPOSITIVE POWER

          92,733
     ---------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     138,333
--------------------------------------------------------------------------------
12.  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES (See
     Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.53%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.  846 396 109                                          PAGE  6  OF   11

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Glenn R. Oxner
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e)                                                            [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.   SOLE VOTING POWER

          10,000
     ---------------------------------------------------------------------------
     8.   SHARED VOTING POWER

          92,733
     ---------------------------------------------------------------------------
     9.   SOLE DISPOSITIVE POWER

          10,000
     ---------------------------------------------------------------------------
     10.  SHARED DISPOSITIVE POWER

          92,733
     ---------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     102,733
--------------------------------------------------------------------------------
12.  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES (See
     Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.10%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

                                                                    PAGE 7 OF 11
Item 1. Security and Issuer

(i) Title of Class of Equity Securities to which this Statement relates: Common Stock

(ii) Name and Address of Principal Executive Offices of Issuer: Span-America Medical Systems, Inc., 70 Commerce Drive, Greenville, SC 29615 (hereinafter referred to as the "Company" or "Issuer").


Item 2. Identity and Background

     (a)-(c) This statement is being filed on behalf of Synalloy Corporation ("Synalloy"), Metchem, Inc., James G. Lane, Jr., Carroll D.
               Vinson,  and  Glenn  R.  Oxner   (collectively,   the  "Reporting
               Persons").

               Synalloy's principal business is metals and chemicals and its principal place of business and offices are located at 2155 West Croft Circle, Spartanburg, SC 29302.

               Metchem, Inc. is a passive investment company and its principal place of business and offices are located at 300 Delaware Avenue, Suite 900, Wilmington, DE 19801. Metchem, Inc., is a wholly owned subsidiary of Synalloy.

               James G. Lane, Jr. has served as Chairman and Chief Executive Officer of Synalloy since 1987. His business address is 2155 West Croft Circle, Spartanburg, SC 29302.

               Carroll D. Vinson is owner of C. D. Vinson & Associates, a consulting firm, and a principal in VH, LLC, a privately owned real estate investment company. His business address is
               P. O. Box 5627, Spartanburg, SC 29304.

               Glenn R. Oxner is Chairman and Chief  Executive  Officer of Edgar
               M. Norris Co., Inc., an investment securities company in Greenville, SC. His busines address is P. O. Box 434, Greenville, SC 29602.

               Each of Messrs. Lane, Vinson and Oxner is a director of Synalloy.

               The only other director of Synalloy is Sibyl N. Fishburn. The other executive officers of Synalloy are Ronald H. Braam, Joseph
               N. Avento, Ronald L. Matthews and Gregory M. Bowie.

               Sibyl N. Fishburn serves on the Board of the Virginia Nature Conservancy. Her business address is P. O. Box 5627, Spartanburg, SC 29304.

               Ronald H. Braam is President of Manufacturers Chemicals, LP, a wholly-owned subsidiary of Synalloy. His business address is P.
               O. Box 2788, Cleveland, TN 37320-2788.

               Joseph N. Avento is President of Bristol Metals, L.P., a wholly-owned subsidiary of Synalloy. His business address is
               P. O. Box 1589, Bristol, TN 37621.

               Ronald L. Matthews is President of Blackman Uhler Chemical Co., a division of Synalloy. His business address is P. O. Box 5627, Spartanburg, SC 29304.

               Gregory M. Bowie is Vice President, Finance, of Synalloy. His business address is 2155 West Croft Circle, Spartanburg, SC 29302.

               The executive  officers and directors of Metchem,  Inc. are James
               G. Lane, Jr., Gregory M. Bowie and Linda S. Bubacz.

               Ms. Bubacz is Secretary and Assistant Treasurer of Metchem, Inc., and her business address is 300 Delaware Avenue, Suite 900, Wilmington, DE 19801.

     (d),(e) During the last five years, none of the Reporting Persons, nor any director or executive officer of Synalloy or Metchem, Inc. listed above (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of Messrs. Lane, Vinson and Oxner and each director and executive officer of Synalloy and Metchem, Inc. named above is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock of the Company held by Synalloy/Metchem, Inc. were acquired in open market purchases from September 1, 2000 to December 19, 2000, at an aggregate purchase price of approximately $376,231.00. The shares held by Mr. Vinson were acquired in open market purchases from April 30, 1999 to January 3, 2000 at an aggregate purchase price of approximately $175,992. The shares held by Mr. Lane were acquired in open market purchases from December 22, 1999 to August 24, 2000 at an aggregate purchase price of approximately $67,246. The shares held by Mr. Oxner were acquired in open market purchases from July 23, 1993 to July 31, 1995 at an aggregate purchase price of approximately $50,172. Such purchases were funded with working capital of Synalloy and personal funds of the other Reporting Persons. None of the purchases made by the Reporting Persons were funded with borrowed money.

Item 4. Purpose of Transaction

The Shares have been acquired by the Reporting Persons with a view to ultimately acquiring control of the Company pursuant to a merger with, or acquisition of additional stock by, Synalloy or one of its subsidiaries. Such merger or acquisition would likely result in changes to the present Board of Directors and management of the Company, and might result in changes in the Company's capitalization and dividend policy, business, corporate structure and governing documents. The nature of any such changes has not yet been determined. Additionally, such a transaction would likely result in the Company's common stock ceasing to be quoted in an inter-dealer quotation system and in termination of the Company's registration under Section 12(g)(4) of the Securities Exchange Act of 1934.

Synalloy has discussed a possible acquisition with management of the Company and has been advised that management is not interested in pursuing further discussions. Synalloy will continue to monitor its investment in the Company and its investment options.

The Reporting Persons reserve the right to acquire additional shares of the Company and/or to dispose of all or part of their holdings.

Item 5. Interest in Securities of the Issuer

     (a) Synalloy indirectly owns the 92,733 Shares of Common Stock owned by its subsidiary, Metchem, Inc., which constitutes approximately 3.70% of the Company's outstanding Shares of Common Stock.

          Mr. Lane owns 18,000 shares of Common Stock. Mr. Lane may be considered the beneficial owner of the 92,733 shares of the Common Stock beneficially owned by Synalloy, as to which shares Mr. Lane disclaims beneficial ownership, representing in the aggregate 4.42% of the Company's outstanding shares of Common Stock.

          Mr. Vinson owns 45,600 shares of Common Stock. Mr. Vinson may be considered the beneficial owner of the 92,733 shares of the Common Stock beneficially owned by Synalloy, as to which shares Mr. Vinson disclaims beneficial ownership, representing in the aggregate 5.53% of the Company's outstanding shares of Common Stock.

          Mr. Oxner owns 10,000 shares of Common Stock. Mr. Oxner may be considered the beneficial owner of the 92,733 shares of the Common Stock beneficially owned by Synalloy, as to which shares Mr. Oxner disclaims beneficial ownership, representing in the aggregate 4.10% of the Company's outstanding shares of Common Stock.

          None of the other executive officers or directiors of Synalloy or Metchem, Inc. owns any shares of the Company's Common Stock.

          All  of  the  above   calculations  are  based  on  outstanding  share
          information derived from the Company's Form 10-Q for the quarter ended September 30, 2000.

     (b) Synalloy, as sole shareholder of Metchem, Inc., has the sole power to vote and the sole power to dispose of 92,733 Shares of Common Stock. Messrs. Lane, Vinson and Oxner, as the directors and officers of Synalloy, may be deemed to have shared power to vote and shared power to dispose of the shares held by Synalloy.

          Mr. Lane has the sole power to vote and the sole power to dispose of 18,000 Shares of Common Stock.

          Mr. Vinson has the sole power to vote and the sole power to dispose of 45,600 Shares of Common Stock.

          Mr. Oxner has the sole power to vote and the sole power to dispose of 10,000 Shares of Common Stock.


     (c) Metchem has made the following purchases of the Company's stock in the past 60 days prior to January 26, 2001:

          Transaction        Number of         Price           Total
              Date            Shares         Per Share         Cost
              ----            ------         ---------         ----

            11/27/00          2,000            3 15/16       7,875.00
             12/5/00         23,300            4            93,200.00
            12/14/00          4,800            4            19,200.00
            12/19/00         13,300            4 3/8        58,187.50
                             ------            -------     ----------
            Total            43,400            4.112       178,462.50

          All of such purchases were made in broker's transactions.

          There  were no other  purchases  or sales of shares  of the  Company's
          Common Stock by the Reporting Persons or the other directors or executive officers of Synalloy or Metchem, Inc. in the past 60 days.

     (d) No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by any Reporting Person.

     (e)  Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          To the extent that Shares owned by the Reporting Persons may be held in a margin account, they may be pledged along with other positions in such accounts as collateral security for the repayment of debit balances in the account. Because other securities are held in such accounts, however, it is not possible to determine the amount, if any, of margin used by the Reporting Persons with respect to the Shares.



Item 7. Material to Be Filed as Exhibits

     (a) Copy of the written agreement relating to the filing of joint acquisition statements.*

     (b)  Power of Attorney.*


---------------------------------
*Previously filed.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2001
     ------------------

                                SYNALLOY CORPORATION

                                By:/s/James G. Lane, Jr.
                                   ---------------------------------------------

                                Name:  James G. Lane, Jr.
                                     -------------------------------------------

                                Title: Chairman and Chief Executive Officer
                                      ------------------------------------------


                                METCHEM, INC.

                                By:/s/James G. Lane, Jr.
                                   ---------------------------------------------

                                Name: James G. Lane, Jr.
                                     -------------------------------------------

                                Title: Chairman and Chief Executive Officer
                                      ------------------------------------------

                                /s/James G. Lane, Jr.
                                ------------------------------------------------
                                James G. Lane, Jr.

                                /s/Carroll D. Vinson*
                                ------------------------------------------------
                                Carroll D. Vinson

                                /s/Glenn R. Oxner*
                                ------------------------------------------------
                                Glenn R. Oxner

--------------------
*By James G. Lane, Jr.,
    Attorney-in-fact